SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date: May 05, 2004

Commission file number 1-14748

OPEN JOINT STOCK COMPANY OF
LONG DISTANCE AND INTERNATIONAL
TELECOMMUNICATIONS ROSTELECOM
Doing Business as Rostelecom
(Translation of registrant’s name into English)

THE RUSSIAN FEDERATION
(Jurisdiction of organization)

14, 1st TVERSKAYA-YAMSKAYA STR.
125047 MOSCOW, RUSSIA
(Address of principal executive offices)

        Registrant’s telephone number, international: +7 095 973 9940

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                         Form 40-F  __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                          No     X

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

        On April 29, 2004, Open Joint Stock Company Long Distance and International Telecommunications Rostelecom (the “Company”) announced that the Company’s Board of Directors had set the date for the Annual General Shareholders’ Meeting and defined the recommended dividend payment for 2003 financial year. A copy of press release announcing the decisions of the Board of Directors is attached hereto as Exhibit 99.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2004	By: /signed/ Vladimir I. Androsik Name: Vladimir I. Androsik Title: Deputy General Director - Finance Director

EXHIBIT INDEX

The following exhibit has been disclosed as part of this Form 6-K:

Exhibit Number	Description
1.	English translation of the press release announced the decisions of the Board of Directors on the Annual General Shareholders’ Meeting matters.

For immediate release

ROSTELECOM’S ANNUAL GENERAL SHAREHOLDER’ MEETING WILL TAKE PLACE ON JUNE 26, 2004

TOTAL AMOUNT OF DIVIDENDS RECOMMENDED BY THE BoD IS MORE THAN 100% HIGHER THAN LAST YEAR

Moscow – April 29, 2004 – Rostelecom (NYSE: ROS; RTS, MICEX: RTKM, RTKMP), Russia’s national long-distance telecommunications operator, today announced that the Board of Directors met on April 28 to discuss matters related to the Annual General Shareholders’ Meeting.

The Board set the date for Rostelecom’s Annual General Shareholders’ Meeting (hereinafter – AGM) as June 26, 2004. The AGM will be held at Bekasovo, Naro-Fominsky district, Moscow region.

Rostelecom’s Board of Directors also set the record date (when the list of shareholders entitled to participate in the AGM and to receive dividends for 2003 is composed) as May 11, 2004.

The Board of Directors will recommend the following annual dividends for 2003 to the Annual General Shareholder’s Meeting:

  RUR 3.25301 per preferred share. The total amount of dividends to be paid to holders of preferred shares will amount to RUR 789.9 million or 10.0% of 2003 RAS net profit;
  RUR 0.87807 per ordinary share. The total amount of dividends to be paid to holders of ordinary shares will amount to RUR 639.9 million or approximately 8.1% of 2003 RAS net profit;
  The total amount of dividends for 2003 is expected to be RUR 1,429.8 million compared to RUR 705.6 million for 2002, or 102.64% higher.

The payment schedule will be set by the Board of Directors and announced following the AGM.

Holders of the American Depositary Receipts will receive payment in accordance with the 1:6 ratio of ADR to ordinary shares. ADR holders will receive the dividend in US dollars through their usual financial intermediary.

For more details on agenda and other issues related to the AGM as well as information on dividend payment procedures and format, please visit the Corporate Governance section in the Investor Center on Rostelecom’s website at www.rt.ru/icenter/administration/meeting/.

For further details please contact

Rostelecom PR and IR Department
Tel.: +7 095 973 9920
Fax: +7 095 787 2850
E-mail: inet-ad@hq.rt.ru

Certain statements in this press-release are “forward-looking statements” within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

These risks include the risk of changes the Company’s operations and business prospects, the general financial and economic circumstances, relating to regulation of the Russian telecommunications industry and the Russian legislation; the competition and other risks.

For a more detailed discussion of these and other factors, see the Company’s Annual Report on Form 20-F for its most recently completed fiscal year and the Company’s other public filings with The U.S. Securities and Exchange Commission. Many of these factors are beyond the Company’s ability to control or predict. Given these and other uncertainties, the Company cautions not to place undue reliance on any of the forward-looking statements contained herein or otherwise.

The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as maybe required under applicable the U.S. federal securities laws.